

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2013

Via Email
Mr. Gareth Kung
Chief Financial Officer
Semiconductor Manufacturing International Corporation
18 Zhangjiang Road
Pudong New Area, Shanghai, China 201203

       Re: **Semiconductor Manufacturing International Corporation**
              Form 20-F for the Fiscal Year Ended December 31, 2012
              Filed April 15, 2013
              File No. 001-31994

Dear Mr. Kung:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                       Sincerely,

                       /s/ Kevin L. Vaughn

                       Kevin L. Vaughn
                       Accounting Branch Chief